EXHIBIT 12.2

RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)
(Dollar amounts in millions)

		Pro Forma				As Reported
		Three Months				Three Months
		Ended		Year Ended		Ended
		March 31,		Dec 31,		March 31,
		2012		2011		2012

Income before income taxes		$829		$3,098		$838
Less:	Net income (loss) attributable to non-controlling interests(1)	3		2		3

Pre-tax income attributable to BlackRock, Inc.		826		3,096		835
Add:	Fixed charges	72		273		63
	Distributions of earnings from equity method investees	8		30		8
Less:	(Losses) earnings from equity method investees	45		23		45
Pre-tax income before fixed charges		$861		$3,376		$861

Fixed charges:
	Interest expense	$58		$213		$49
	Interest expense on uncertain tax positions(2)	3		10		3
	Portion of rent representative of interest	11		50		11
Total fixed charges		$72		$273		$63

Ratio of earnings to fixed charges		12.0	x	12.4	x	13.7	x
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(1)	Amount includes redeemable and nonredeemable non-controlling interests.
(2)	Interest expense on uncertain tax positions, in accordance with ASC 740-10, Income Taxes, has been recorded within income tax expense on the condensed consolidated statements of income.